UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

T2 BIOSYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89853L104

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210 Attn: Max Eisenberg (855) 787-3500	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89853L104

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,777,318 shares, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, and Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,777,318 shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,318 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

34,640 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

34,640 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,640 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

12,178 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

12,178 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,178 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

17,788 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

17,788 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,788 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,841,924 shares, of which 1,777,318 shares are directly owned by PVP V, 34,640 shares are directly owned by PVPE V, 12,178 shares are directly owned by PVPFF V and 17,788 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to vote these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,841,924 shares, of which 1,777,318 shares are directly owned by PVP V, 34,640 shares are directly owned by PVPE V, 12,178 shares are directly owned by PVPFF V and 17,788 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,841,924 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89853L104

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,841,924 shares, of which 1,777,318 shares are directly owned by PVP V, 34,640 shares are directly owned by PVPE V, 12,178 shares are directly owned by PVPFF V and 17,788 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), and McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,841,924 shares, of which 1,777,318 shares are directly owned by PVP V, 34,640 shares are directly owned by PVPE V, 12,178 shares are directly owned by PVPFF V and 17,788 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, and McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,841,924 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,841,924 shares, of which 1,777,318 shares are directly owned by PVP V, 34,640 shares are directly owned by PVPE V, 12,178 shares are directly owned by PVPFF V and 17,788 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, and Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

Sole Dispositive Power

1,841,924 shares, of which 1,777,318 shares are directly owned by PVP V, 34,640 shares are directly owned by PVPE V, 12,178 shares are directly owned by PVPFF V and 17,788 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, and Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,841,924 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Alan Crane
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 30,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89853L104

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2015, as amended by Amendment No. 1 filed on February 16, 2016 (the “Original Schedule 13D”), by the Reporting Persons, with respect to shares of Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 2 is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities. Except as amended or supplemented in this Amendment No. 2, all other information in the Original Schedule 13D is as set forth in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Original Schedule 13D.

The following Items of the Original Schedule 13D are hereby amended as follows:

Item 2. Identity and Background.

(c) Flint and McGuire are the managing members of PVM V.

The principal business address of each of the Reporting Persons is c/o Polaris Partners, One Marina Park Drive, 10th Floor, Boston, MA 02210.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

The information below is based on a total of 44,038,754 shares of Common Stock outstanding as of October 30, 2018 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2018.

(a) - (b) PVP V directly beneficially owns 1,777,318 shares of Common Stock, or approximately 4.0% of the Common Stock outstanding. PVPE V directly beneficially owns 34,640 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVPFF V directly beneficially owns 12,178 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding. PVPSFF V directly beneficially owns 17,788 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Flint and McGuire, as managing members of PVM V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Each of PVM V, Flint and McGuire disclaim beneficial ownership of such securities, except to the extent of the respective pecuniary interests therein. In addition, Crane directly owns 30,000 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(e) The Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities due to dilution resulting from increases in the total number of shares of Common Stock outstanding.

CUSIP No. 89853L104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

POLARIS VENTURE PARTNERS V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

CUSIP No. 89853L104

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Authorized Signatory

CUSIP No. 89853L104

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

ALAN CRANE

By:	/s/ Alan Crane
Alan Crane

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.